

December 4, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Manuel Ferreyros Pena
Chief Financial Officer
Cementos Pacasmayo S.A.A.
Calle La Colonia 150, Urbanizacion El Vivero
Surco, Lima
Peru

     Re: Cementos Pacasmayo S.A.A.
               Form 20-F for Fiscal Year Ended December 31, 2014
               Filed April 30, 2015
               File No. 1-35401

Dear Mr. Pena:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the fiscal year ended December 31, 2014</u>

<u>Attestation Report of the Independent Registered Public Accounting Firm, page 112</u>
<u>Report of the Independent Registered Public Accounting Firm, page F-1</u>

1.   Please amend your filing to include updated attestation reports by your independent public accounting firm to also include the manual or printed signature of the independent public accounting firm's name within the body of the filed reports. See PCAOB auditing standard AS 3101.08.

<u>Item 16F. Change in Registrant's Certifying Accountant, page 115</u>

2. We note that your independent registered public accounting firm for the fiscal year ended December 31, 2014 appears to be the successor to your previous certifying independent registered public accounting firm. Given that there appears to be a change in the legal entity of the audit firm, please include the disclosure requirements for Item 16F. Change in Registrant's Certifying Accountant for the Form 20-F in your amended filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Al Pavot, at (202) 551-3738 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction